UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Effectiveness of the Amendment to the Pacto Social and of the New Shareholders Agreements

The Company informs that on November 12, 2013 the process of delivery of the ADSs to the international investors in connection with the final closing of the Company’s initial public offering, which had been informed to the market as material information on November 5, 2013, was consummated.

As a consequence of the closing the Joint Action Agreement subscribed between Kingsland Holdings Limited, Synergy Aerospace Corp. and Avianca Holdings S.A., whose terms are incorporated in English and Spanish versions, and the Amendments to the Pacto Social adopted by the General Assembly of Shareholders in a meeting held on October 9th, 2013 came into effect. Currently the amendment of the Pacto Social is in the process of being formalized through the granting of a public deed which is to be registered in the following days before the Public Registry of Panama.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs

3